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                               March 7, 2024

       Dan Schlanger
       Chief Financial Officer
       Crown Castle Inc.
       8020 Katy Freeway
       Houston, TX 77024

                                                        Re: Crown Castle Inc.
                                                            DEFA14A Filed March
5, 2024
                                                            File No. 001-16441

       Dear Dan Schlanger:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Defined terms used herein have the same meaning as in your soliciting materials.

       DEFA14A Filed March 5, 2024

       Press Release Dated March 5, 2024

   1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for such opinion or belief. Support for any such opinions or beliefs
should be self-evident or disclosed in the soliciting materials. In future filings, please
recharacterize and/or provide support for the following opinions:

                                                              "The facts are
these: with the advice of counsel, Crown Castle entered in a market-
                                                            standard
cooperation agreement with Elliott on December 19, 2023" (emphasis added).
                                                              "In truth, Mr.
Miller is the one who seeks to dominate Crown Castle . . ." (emphasis added).
                                                              "Mr. Miller's
proxy fight and his lawsuit seek above all else to prioritize his own interests,
regardless of the consequences for Crown Castle's shareholders" (emphasis added).

                                                        We remind you that the
filing persons are responsible for the accuracy and adequacy of
 Dan Schlanger
Crown Castle Inc.
March 7, 2024
Page 2

their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameDan Schlanger                             Sincerely,
Comapany NameCrown Castle Inc.
                                                            Division of
Corporation Finance
March 7, 2024 Page 2                                        Office of Mergers &
Acquisitions
FirstName LastName